UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 9, 2012

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations

Munich, February 9, 2012

Ad-hoc Announcement

according to § 15 WpHG (Securities Trading Act)

NOT FOR DISTRIBUTION OR RELEASE IN OR INTO AUSTRALIA, CANADA OR JAPAN, OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW.

Siemens to issue bond with warrant units

Today Siemens will issue bond with warrant units with an intended volume of US Dollar 3 billion. The final amount will be adjusted in accordance with market environment and demand. This specific debt instrument puts Siemens in a position to benefit from attractive market opportunities for US Dollar funding. The planned bond issue is to be seen in the context of a refinancing of EUR 2.2 billion in bonds that were redeemed in the first quarter of the current fiscal year and of US Dollar 1.3 billion in bonds that will mature in the second quarter of the current fiscal year. The proceeds from the offering will be used for general corporate purposes and to strengthen Siemens’ financial flexibility.

The bond with warrant units with a minimum per-unit denomination of US Dollar 250,000 will be offered exclusively to institutional investors outside the U.S. Pre-emptive rights of Siemens shareholders are excluded. The bonds issued by Siemens Financieringsmaatschappij N.V. are guaranteed by Siemens AG and complemented with warrants issued by Siemens AG. The warrants will entitle their holders to receive Siemens shares against payment of the exercise price in Euros. The exact number of Siemens shares per warrant will be fixed depending on the exercise price and the underlying currency exchange rate at pricing. Based on a EUR/USD exchange rate of 1.3270 and yesterday’s XETRA closing of Siemens shares, options rights for up to about 7.3 million Siemens shares per one billion of notional bond value would be issued. The terms and conditions of the warrants enable Siemens to service exercised option rights also by delivering Treasury stocks as well as to buy back the warrants.

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Siemens AG CF IR Investor Relations D-80312 Munich	Mariel von Drathen Wittelsbacherplatz 2 D-80333 Munich Phone: +49-89 636 32474; Fax: -32830 E-Mail: investorrelations@siemens.com

The bond with warrant units will be issued in two tranches with maturities of 5.5 and 7.5 years, respectively. The maturities refer to both the bonds and the related warrants. After issuance, the warrants can be detached from the bonds, the option period commences on March 28, 2012. The bond with warrant units, the bonds detached from warrants and the warrants detached will be listed by Deutsche Bank AG in the Open Market segment of the Frankfurt Stock Exchange (‘Freiverkehr’).

The interest coupon is expected to be between 0.55% to 1.05% per annum for the shorter-term bonds and between 1.15% to 1.65% per annum for the longer-term bonds. The exercise price per share is expected to be in the range between 137.50% to 142.50% of the reference share price on the launch date. The specific terms and the breakdown of the total volume between the two maturities will be determined at final pricing. The delivery of bond with warrant units against payment of the purchase price is scheduled for February 16, 2012.

This notification is not an offer to sell or invitation to buy securities of Siemens Aktiengesellschaft.

This document is not an offer to sell or an invitation to buy securities in the United States of America. The securities mentioned herein may not be offered or sold in the United States or to any US person absent registration or exemption from registration under the Securities Act of 1933 as amended (the “Securities Act”). The securities mentioned herein have not been and will not be registered in the United States under the Securities Act.

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Siemens AG CF IR Investor Relations D-80312 Munich	Mariel von Drathen Wittelsbacherplatz 2 D-80333 Munich Phone: +49-89 636 32474; Fax: -32830 E-Mail: investorrelations@siemens.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: February 9, 2012	/S/ DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/S/ DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling